AMG Distributors, Inc.
(A wholly owned subsidiary of AMG Funds LLC)
Notes to Financial Statements
December 31, 2015

1. Organization and Nature of Business

AMG Distributors, Inc. (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission pursuant to Section 15 of the Securities Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"), and is incorporated under the Laws of Delaware. The Company's principal business activities are to act as a distributor of AMG Funds LLC's ("LLC") family of funds (the "Funds") known as AMG Funds. In addition, the Company serves as an intermediary placement agent for certain affiliated sub-advisors (the "Affiliates") for the private placement of securities issued by the funds through financial intermediaries, such as registered investment advisers, broker-dealers and other intermediaries engaged by the Company to facilitate the launch and/or offering of the funds. See Note 6 – Related Party Transactions for further information pertaining to these agreements.

The Company is a wholly owned subsidiary of LLC, which is a wholly owned subsidiary of Affiliated Managers Group, Inc. ("AMG"), an asset management holding company whose stock is listed on the New York Stock Exchange.

2. Summary of Significant Accounting Policies

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts included in the financial statements and disclosure of contingent assets and contingent liabilities at the date of the financial statements. Actual results could differ from those estimates or assumptions.

Revenue Recognition

12b-1 Fee Revenue, Net. 12b-1 fee revenue, net consists of fees from mutual funds for distribution services provided by the Company, as further described in Note 6. Fee rates are generally between 0.25 - 1.00% (the maximum allowed) of a fund's average net assets. Revenue is recognized in the period earned. Directly related to the 12b-1 revenue are the distribution and servicing fees the Company pays to intermediaries for the marketing and selling of fund shares, such as compensating brokers and others who sell fund shares and pay for advertising, printing and mailing of prospectuses to new investors, and printing and mailing of sales literature. Distribution fees are recognized in the period incurred and are netted within 12b-1 fee revenue.

Private Placement Revenue. Private placement revenue consists of revenue earned pursuant to Intermediary Private Placement Agreements, as further described in Note 6. Revenue is recognized when earned.

Service Revenue. Service Revenue consists of revenue earned pursuant to a Services Agreement with LLC, as further described in Note 6. Revenue is recognized when earned.

Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with a maturity of three months or less, including money market instruments, to be cash equivalents. Cash and Cash Equivalents are stated at cost, which approximates fair market value and are classified as Level 1 financial assets.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets are comprised of prepaid FINRA fees, prepaid state registration fees, and receivables from third-parties.

Concentrations

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of bank deposits and money market funds. The Company maintains cash balances with financial institutions, which may exceed the federally insured limit of $250,000 per institution. The Company also maintains investments in money market instruments, which are not federally insured.

3.   **Income Taxes**

The Company is a member of AMG's consolidated group for U.S. federal income tax purposes. For financial accounting purposes, the Company recognizes taxes based on its allocated share of taxes from AMG, as if it operated on a stand-alone basis. Federal income taxes as well as benefits for federal net operating losses are allocated based on a tax sharing policy between the Company and other members of AMG's consolidated group. Under this policy, members of AMG's consolidated group that contribute net operating losses are compensated by the remaining members of the consolidated group in an amount equal to the tax savings generated from the utilization of their respective tax losses to offset taxable income of other members. For the year ended December 31, 2015, the Company recognized a federal tax benefit in the amount of $182,635 which is included in due from related parties. In addition, federal estimated tax payments benefitting the consolidated group are reimbursable under the tax sharing policy. As of December 31, 2015, $27,594 was included in due from related parties for estimated tax payments.

A summary of the provision (benefit) for income taxes is as follows:

	2015
Current	
Federal	$ (182,635)
State	5,446
	$ (177,189)

The Company's effective income tax rate differs from the amount computed by using income before income taxes and applying the U.S. federal income tax rate to such amount because of the effect of the following items:

	2015
Tax at U.S. federal income tax rate	35.0%
State income taxes, net of federal benefit	(0.7)
	34.3%

At December 31, 2015, the Company had a $25,000 deferred tax asset for a state net operating loss carryforward that expires over a 20-year period. The Company has established a valuation allowance to offset this amount because of the uncertainty of realizing its value. The state income taxes, net of federal benefit in the rate reconciliation above includes the effect of this valuation allowance.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company did not have any unrecognized tax benefits in the accompanying financial statements. In the normal course of business, the Company is subject to examination by federal, state, local and foreign jurisdictions, where applicable. As of December 31, 2015, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations is from the year 2012 forward (with limited exceptions). The tax receivable as of December 31, 2015 consists of estimated payments made to the State of Connecticut.

4. **Commitments and Contingencies**

The Company is not aware of any contingencies, claims against it or guarantees that would likely result in a liability.

5. **Net Capital Requirements**

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2015, the Company had net capital of $2,866,851, which was $2,741,332 above the minimum net capital required of $125,519. The Company's ratio of aggregate indebtedness to net capital was 0.6567 to 1 as of December 31, 2015.

6. **Related Party Transactions**

The Company provides distribution services for mutual fund shares in four Trusts: AMG Funds, AMG Funds I, AMG Funds II, and AMG Funds III. Gross revenues from these services totaled $2,678,039 in 2015, of which $200,177 was included in due from related parties at December 31, 2015.

Pursuant to a Services Agreement between the Company and LLC, LLC pays the Company a fee equal to 105% of certain service costs as defined in the agreement. The fee revenue from LLC totaled $445,601 in 2015. This reduces the amount owed to LLC from the allocated expenses described below.

LLC has entered into agreements with certain affiliates whereby the Company has agreed to reimburse LLC for certain shareholder servicing and distribution related expenses to the extent that the 12b-1 revenue from applicable funds exceeds amounts paid to financial intermediaries. Expenses related to these agreements totaled $284,548 in 2015 and are included in the Statement of Operations as distribution expenses and increased the amount owed to LLC described below.

LLC assumes some of the Company's direct and indirect overhead expenses such as compensation, occupancy, telephone, administrative and personnel costs. The officers of the Company serve as officers to related companies, including LLC. LLC pays these costs and allocates a representative portion of those costs to the Company. The total allocated costs from LLC totaled $1,540,000 in 2015. In addition, LLC pays certain expenses on the Company's behalf which the Company reimburses. As of December 31, 2015, the Company owed LLC $1,474,105 which is included in due to related parties.

The Company has charged certain affiliates for the costs associated with FINRA licensing and registration associated with employees of the affiliates who are registered representatives of the Company. These reimbursements amounted to $106,699 and are reflected as reductions of FINRA fees in the Statement of Operations and are included in due from related parties at December 31, 2015.

In 2014, the Company entered into an Intermediary Placement Agent Agreement with an Affiliate to serve as the placement agent for the private placement of securities issued by the Funds through financial intermediaries, such as registered investment advisers, broker-dealers and other intermediaries identified by the Company to facilitate the launch and/or offering of certain of the Funds. Revenues from these services totaled $595,682 in 2015, all of which was paid during the year ended December 31, 2015.

In 2014, the Company entered into an agreement with an Affiliate to facilitate the offer and sale of securities of the Affiliate's Funds as each Fund's distributor, sales agent, placement agent, and/or distribution coordinator. Revenues from these services totaled $225,000 in 2015, of which $50,000 was included in due from related parties at December 31, 2015.

In September 2015, the Company received a capital contribution of $1,000,000 from LLC which was recorded as Paid-in Capital.

AMG assumes some of the Company's direct expenses such as professional fees. At December 31, 2015, the Company owed AMG $50,000 for such expenses. This amount reduces the tax receivable from AMG described in Note 3.

7. **Subsequent Events**

The Company has determined that no material events or transactions occurred subsequent to December 31, 2015 and through February 26, 2016, the date of the financial statement issuance which require additional disclosure in the financial statements.